The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated October 18, 2018

Preliminary Pricing Supplement (To Prospectus dated March 30, 2018 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

US$

Capital At-Risk Steepener Notes Due July 23, 2019 Linked to the Spread
between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

Issuer:	Barclays Bank PLC	Series:	Global Medium-Term Notes, Series A
Principal Amount:	US$	Issue Price:	100%
Original Trade Date(*):	October 18, 2018	Final Valuation Date:	July 18, 2019
Original Issue Date:	October 23, 2018	Maturity Date:	July 23, 2019
Reference Rate:

The 30-Year swap rate minus the 2-Year swap rate (the “Swap Rate Spread”), each as determined on the relevant swap business day (as defined below).  Each of the 30-Year swap rate and the 2-Year swap rate are sometimes referred to herein as a “swap rate” and together as the “swap rates.”  See “Overview of the Swap Rates and the Swap Rate Spread” herein and “Reference Assets—Floating Interest Rate—ICE Swap Rate” in the accompanying prospectus supplement for information about the manner in which each swap rate will be determined.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment at maturity per $1,000 principal amount Note that you hold calculated as follows:

$1,000 + ($1,000 × (100 × the lesser of (a) Final Reference Rate and (b) Maximum Reference Rate))

If the Final Reference Rate is negative, you will lose 1% of the principal amount of your Notes for every 0.01% that the Final Reference Rate is less than 0.00%. For example, if the Swap Rate Spread were to decline to a Final Reference Rate of -1.000%, you would lose your entire principal amount at maturity.  An investment in the Notes is highly risky.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Final Reference Rate:	The Reference Rate on the Final Valuation Date
Maximum Reference Rate:	0.23%
Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-3 of this pricing supplement.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

[Terms of the Notes continue on the following page]

	Price to Public (1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC

Per Note	100%	2.50%	97.50%
Total	$	$	$

(1) Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $950.00 and $975 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

(2) Barclays Capital Inc. will receive commissions from the Issuer equal to 2.50% of the principal amount of the Notes, or $25.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PS-7 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Swap Business Day:

A swap business day means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06746XVB6 / US06746XVB62
(*) For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this pricing supplement.

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on or prior to the Pricing Date and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately one year after the Original Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Selected Risk Factors” beginning on PS-7 of this pricing supplement.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

♦          You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

♦          You anticipate that the Final Reference Rate will be greater than 0.00%, and you are willing and able to accept the risk that, if the Final Reference Rate is less than 0.00%, you will lose 1% of your principal amount for every 0.01% that the Final Reference Rate is less than 0.00%.  Accordingly, if the Final Reference Rate is negative, the Notes will be fully exposed to the negative Swap Rate Spread on a leveraged basis, and you can tolerate this potential loss on your investment.  You further understand and accept the risk that if the Final Reference Rate is equal to or less than -1.00%, you will lose your entire principal amount at maturity.

♦          You understand and accept that any potential return on the Notes will be limited by the Maximum Reference Rate feature of the Notes.  Accordingly, you understand that you would not benefit from any amount that the Final Reference Rate exceeded the Maximum Reference Rate, which could be significant.

♦          You are willing and able to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦          You are familiar with the swap rates and the Swap Rate Spread and understand the factors that influence the swap rates, the Swap Rate Spread and interest rates generally, and you understand and are willing to accept the risks associated with the swap rates and the Swap Rate Spread.

♦          You are willing and able to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments under the Notes and understand that if Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power, you might not receive any amounts due to you under the Notes, including any repayment of principal.

The Notes may not be a suitable investment for you if any of the following statements are true:

♦          You seek an investment that produces periodic interest or coupon payments or other sources of current income.

♦          You seek an investment that provides for the full repayment of principal at maturity.

♦          You anticipate that the Final Reference Rate will be equal to or less than 0.00%, and/or you are unwilling or unable to accept the risk that, if the Final Reference Rate is less than 0.00%, you will lose 1% of your principal amount for every 0.01% that the Final Reference Rate is less than 0.00%.

♦          You are unable or unwilling to hold the Notes to maturity, or you seek an investment for which there will be an active secondary market.

♦          You are not familiar with the swap rates or the Swap Rate Spread, you do not understand the factors that influence the swap rates, the Swap Rate Spread or interest rates generally, and/or you do not understand or are not willing to accept the risks associated with the swap rates or the Swap Rate Spread.

♦          You are not willing or are unable to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments due to you under the Notes, including any repayment of principal.

YOU MUST RELY ON YOUR OWN EVALUATION OF THE MERITS OF AN INVESTMENT IN THE NOTES. YOU SHOULD REACH A DECISION WHETHER TO INVEST IN THE NOTES AFTER CAREFULLY CONSIDERING, WITH YOUR ADVISORS, THE SUITABILITY OF THE NOTES IN LIGHT OF YOUR INVESTMENT OBJECTIVES AND THE SPECIFIC INFORMATION SET FORTH IN THIS PRICING SUPPLEMENT, THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT. NEITHER THE ISSUER NOR BARCLAYS CAPITAL INC. MAKES ANY RECOMMENDATION AS TO THE SUITABILITY OF THE NOTES FOR INVESTMENT.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following table and examples illustrate the hypothetical payment at maturity and the hypothetical total return on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The table and examples set forth below assume the swap rates and Final Reference Rates as set forth below. The actual Final Reference Rate will be the Swap Rate Spread on the Final Valuation Date.  For historical performance of the swap rates and the Swap Rate Spread, see the information set forth under the section titled “OVERVIEW OF THE SWAP RATES AND THE SWAP RATE SPREAD — Historical Performance of the Swap Rates and the Swap Rate Spread” below; however, future performance of the swap rates and the Swap Rate Spread may differ significantly from historical performance, and no assurance can be given as to the swap rates or the Swap Rate Spread on the Final Valuation Date.  Each hypothetical payment at maturity and total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The table and examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

Hypothetical Final Reference Rate(1)	Payment at Maturity(2)	Total Return on the Notes
-2.000%	$0.00	-100.00%
-1.500%	$0.00	-100.00%
-1.100%	$0.00	-100.00%
-1.000%	$0.00	-100.00%
-0.900%	$100.00	-90.00%
-0.800%	$200.00	-80.00%
-0.700%	$300.00	-70.00%
-0.600%	$400.00	-60.00%
-0.500%	$500.00	-50.00%
-0.400%	$600.00	-40.00%
-0.300%	$700.00	-30.00%
-0.200%	$800.00	-20.00%
-0.100%	$900.00	-10.00%
0.000%	$1,000.00	0.00%
0.100%	$1,100.00	10.00%
0.200%	$1,200.00	20.00%
0.230%	$1,230.00	23.00%
0.300%	$1,230.00	23.00%
0.400%	$1,230.00	23.00%
0.500%	$1,230.00	23.00%
0.600%	$1,230.00	23.00%
0.700%	$1,230.00	23.00%
0.800%	$1,230.00	23.00%
0.900%	$1,230.00	23.00%
1.000%	$1,230.00	23.00%

(1)                   Final Reference Rate = (30-Year swap rate – 2-Year swap rate), where the 30-Year swap rate and the 2-Year swap rate are each determined on the Final Valuation Date.

(2)                   Per $1,000 principal amount Note

Example 1:                           If on the Final Valuation Date the value of the 30-Year swap rate is 2.800% and the 2-Year swap rate is 2.700%, the Final Reference Rate would be 0.100% (equal to the 30-Year swap rate minus the 2-Year swap rate).  The payment at maturity would be calculated as follows per $1,000 principal amount Note:

$1,000 + ($1,000 × (100 × the lesser of (a) Final Reference Rate and (b) Maximum Reference Rate))

$1,000 + ($1,000 × (100 × 0.100%) = $1,100.00

In this example, the total return on the Notes is 10.00%.

Example 2:                           If on the Final Valuation Date the value of the 30-Year swap rate is 3.100% and the 2-Year swap rate is 2.300%, the Final Reference Rate would be 0.800% (equal to the 30-Year swap rate minus the 2-Year swap rate).  The payment at maturity would be calculated as follows per $1,000 principal amount Note:

$1,000 + ($1,000 × (100 × the lesser of (a) Final Reference Rate and (b) Maximum Reference Rate))

$1,000 + ($1,000 × (100 × 0.230%) = $1,650.00

In this example, the total return on the Notes is 23.00%, which the maximum possible payment on maturity based on the Maximum Reference Rate.

Example 3:                           If on the Final Valuation Date the value of the 30-Year swap rate is 3.100% and the 2-Year swap rate is 3.200%, the Final Reference Rate would be -0.100% (equal to the 30-Year swap rate minus the 2-Year swap rate).  The payment at maturity would be calculated as follows per $1,000 principal amount Note:

$1,000 + ($1,000 × (100 × the lesser of (a) Final Reference Rate and (b) Maximum Reference Rate))

$1,000 + ($1,000 × (100 × -0.100%) = $900.00

In this example, the total return on the Notes is -10.00%.

Example 4:                           If on the Final Valuation Date the value of the 30-Year swap rate is 2.100% and the 2-Year swap rate is 3.100%, the Final Reference Rate would be -1.000% (equal to the 30-Year swap rate minus the 2-Year swap rate).  The payment at maturity would be calculated as follows per $1,000 principal amount Note:

$1,000 + ($1,000 × (100 × the lesser of (a) Final Reference Rate and (b) Maximum Reference Rate))

$1,000 + ($1,000 × (100 × -1.000%) = $0.00

In this example, the total return on the Notes is -100.00%.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                Notes Will Not Make Periodic Interest Payments, and You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not make any periodic coupon payments on the Notes nor will the Issuer necessarily pay the full principal amount at maturity. If the Final Reference Rate is negative, you will lose 1% of the principal amount of your Notes for every 0.01% that the Final Reference Rate is less than 0.00%. Accordingly, if the Final Reference Rate is negative, the Notes will be fully exposed to the negative Swap Rate Spread on a leveraged basis, and you will lose a significant portion or all of your investment at maturity. For example, if the Swap Rate Spread were to decline to a Final Reference Rate of -1.000%, while the absolute change in the Swap Rate Spread is only approximately 1.194% from the Swap Rate Spread as of the date of this pricing supplement, you would lose your entire principal amount at maturity.  An investment in the Notes is highly risky.

•                The Potential Return on the Notes is Capped by the Maximum Reference Rate — If the Final Reference Rate is greater than 0.00%, your positive return on the Notes would be capped by the Maximum Reference Rate feature of the Notes.  Accordingly, you would not benefit from any amount that the Final Reference Rate exceeded the Maximum Reference Rate, which could be significant.

•                Issuer Credit Risk —The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•                You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                Suitability of the Notes for Investment — You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the swap rates. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the swap rates, calculate the Swap Rate Spread and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, such as selecting dealer quotations or determining a swap rate when that swap rate is otherwise unavailable, as described under the risk factor titled “The Swap Rates May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner” below. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•                The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•                The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                Your Payment at Maturity (If Any) is Based on the Swap Rate Spread as of the Final Valuation Date; the Swap Rate Spread May Narrow Significantly During the Term of the Notes and May Become Negative —The Swap Rate Spread may narrow significantly during the term of the Notes, or may become negative (meaning that the 30-Year swap rate is less than the 2-Year swap rate), as a result of the factors described under “The Swap Rate Spread Will Be Affected by a Number of Factors and May Be Volatile” below. If the Swap Rate Spread were to decline to a negative rate as of the Final Valuation Date, you will lose some or all of your investment at maturity. You should not invest in the Notes if you do not understand the swap rates, the Swap Rate Spread or have no view on longer-term rates relative to shorter-term rates.

The Swap Rate Spread will narrow if (i) the 30-Year swap rate decreases or remains constant while the 2-Year swap rate increases or (ii) the 30-Year swap rate decreases while the 2-Year swap rate increases or remains constant. However, even if the swap rates move in the same direction (i.e., both swap rates are increasing or decreasing at the same time), if (i) the 2-Year swap rate increases by more than the 30-Year swap rate increases or (ii) the 30-Year swap rate decreases by more than the 2-Year swap rate decreases, the Swap Rate Spread will narrow. Any of these scenarios increases the likelihood that the Swap Rate Spread could narrow such your payment at maturity (if any) would be less than what would otherwise be payable on a conventional fixed-rate note of comparable maturity and may even result in a loss of some or all of your principal amount.

•                The Swap Rate Spread Will Be Affected by a Number of Factors and May Be Volatile — In normal market conditions, longer-term swap rates are typically greater than shorter-term swap rates. However, swap rates do not always exhibit this relationship and, at times, longer-term swap rates may be less than shorter-term swap rates.

Although there is no single factor that determines the spread between swap rates of different maturities, swap rate spreads have historically tended to fall when short-term interest rates rise. Short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically, short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. If historical patterns hold, the Swap Rate Spread would likely decrease if the Federal Reserve Board pursues a policy of raising short-term interest rates.

Although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. For example, short-term interest rates tend to rise when there is a worsening of the perceived creditworthiness of the banks that participate in the interest rate swap and London interbank markets and when there is a worsening of general economic and credit conditions.

The Swap Rate Spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. For example, high demand for longer-dated U.S. treasury notes and bonds may cause the Swap Rate Spread to narrow even in the absence of an increase in short-term interest rates. Additional factors that may affect the Swap Rate Spread include, but are not limited to:

•                changes in, or perceptions about, the 30-Year swap rate and the 2-Year swap rate;

•                the economic, financial, political, regulatory and judicial events that affect financial markets generally and prevailing interest rates;

•                sentiment regarding the U.S. and global economies;

•                policies of the Federal Reserve Board regarding interest rates;

•                expectations regarding the level of price inflation;

•                sentiment regarding credit quality in the U.S. and global credit markets; and

•                performance of capital markets.

These and other factors may have a negative impact on the payment at maturity (if any) and on the value of the Notes in the secondary market.

•                The Reference Rate as of the Final Valuation Date may be less than the Reference Rate as of any Other Day during the Term of the Notes — The Final Reference Rate will be the Swap Rate Spread on the Final Valuation Date, and the payment at maturity (if any) will be based entirely on the Final Reference Rate. Therefore, if the Swap Rate Spread declines as of the Final Valuation Date, the payment at maturity may be significantly less than it would otherwise have been had the Final Reference Rate been determined at a time prior to such decline or after the Swap Rate Spread had recovered.

•                The Market Price of the Notes Will Be Influenced By Many Unpredictable Factors — In addition to the Swap Rate Spread on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•                the volatility (frequency and magnitude of changes in value) of the Swap Rate Spread;

•                correlation (or lack of correlation) of the 30-Year swap rate and the 2-Year swap rate,

•                interest and yield rates in the market;

•                time remaining until the Notes mature;

•                supply and demand for the Notes;

•                geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the Swap Rate Spread; and

•                any actual or anticipated changes in our credit ratings or credit spreads.

•                The Historical Swap Rates and Swap Rate Spreads Are Not an Indication of Future Swap Rates or Swap Rate Spreads — In the past, the swap rates have experienced significant fluctuations, causing widening and narrowing in the swap rate spreads. Historical swap rates and swap rate spreads, fluctuations and trends are not necessarily indicative of future swap rates or swap rate spreads. Any historical upward or downward trend in the swap rates are not an indication that the swap rates are more or less likely to increase or decrease at any time during the term of the Notes, and you should not take the historical swap rates as an indication of future swap rates or the Swap Rate Spread on the Final Valuation Date.

•                The Swap Rates and the Manner in Which They are Calculated May Change in the Future — There can be no assurance that the method by which the swap rates are calculated will continue in their current form. Any changes in the method of calculation could cause fluctuations in the swap rates, which may cause the Swap Rate Spread to narrow and thus have a negative impact on the payment at maturity (if any) and on the value of the Notes in the secondary market.

•                Each Swap Rate is Based on a Hypothetical Interest Rate Swap Referencing Three Month USD LIBOR; Uncertainty about the Future of LIBOR May Adversely Affect the Swap Rate Spread and the Value of Your Notes — Each swap rate represents the fixed rate of interest payable on a hypothetical interest rate swap whose floating leg is based on three month USD LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of LIBOR and therefore, the values of, and the method of calculating, the swap rates. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates, and therefore, the swap rates, during the term of the Notes, which may adversely affect the value of the Notes.

•                The Swap Rates May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner — If on the Final Valuation Date either swap rate cannot be determined by reference to Reuters page ICESWAP1 (or any successor page), then the affected swap rate(s) on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the Calculation Agent by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that day. If fewer than three quotations are provided as requested, the affected swap rate(s) will be determined by the Calculation Agent in good faith and in a commercially reasonable manner. The swap rate(s) determined in this manner and used in the determination of the Final Reference Rate may be different from the swap rate(s) that would have been published on the applicable Reuters page and may be different from other published rates, or other estimated rates, of the affected swap rate(s).

•                The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain—There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid financial contracts, as described below under “Tax Considerations.” If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of the ownership and disposition of the Notes could be materially and adversely affected. In addition, in 2007 the Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

OVERVIEW OF THE SWAP RATES AND THE SWAP RATE SPREAD

The Swap Rate Spread

The Swap Rate Spread for any swap business day is the 30-Year swap rate minus the 2-Year swap rate, each as determined on that swap business day.

The Swap Rates

The 30-Year swap rate is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 30-Year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day. The 30-Year swap rate is one of the market-accepted indicators of long-term interest rates.

The 2-Year swap rate is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 2-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day. The 2-Year swap rate is one of the market-accepted indicators of short-term interest rates.

A U.S. dollar interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate (“three month USD LIBOR”) for that same maturity. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market.

Swap Rate Fall Back Provisions

If either swap rate is not displayed by approximately 11:00 a.m., New York City time, on Reuters page ICESWAP1 on any day on which the Swap Rate Spread must be determined, the affected swap rate(s) on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the Calculation Agent by five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m., New York City time, on that day. For this purpose, the semi-market annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 30-year term or 2-year term, as applicable, commencing on that day with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to three-month U.S. Dollar London Interbank Offered Rate (ICE Benchmark Administration). The Calculation Agent will request the principal New York City offices of each of the reference banks to provide a quotation of its rate. If at least three quotations are provided, the affected swap rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the affected swap rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Postponement of the Final Valuation Date

The Final Valuation Date will be postponed if that day is not a swap business day, in which case the Final Valuation Date will be the first following day that is a swap business day. In no event, however, will the Final Valuation Date be postponed by more than five business days. If the last possible Final Valuation Date is not a swap business day, that day will nevertheless be the Final Valuation Date, in which case the Swap Rate will be determined as described under “—Swap Rate Fall Back Provisions” above.

Historical Performance of the Swap Rates and the Swap Rate Spread

The first graph below sets forth the historical performances of the 30-Year swap rate and the 2-Year swap rate from January 2, 2013 through October 16, 2018. As of October 16, 2018, the 30-Year swap rate was 3.259% and the 2-Year swap rate was 3.065%. The second graph below sets forth the historical Swap Rate Spread (i.e., the difference between the 30-Year swap rate and the 2-Year swap rate) from January 2, 2013 through October 16, 2018. As of October 16, 2018, the Swap Rate Spread was 0.194%. We obtained the swap rates in this section from Bloomberg Professional® service, without independent verification. Historical performance of the swap rates and the Swap Rate Spread should not be taken as an indication of future performance. Future performance of the swap rates and the Swap Rate Spread may differ significantly from historical performance, and no assurance can be given as to the swap rates or the Swap Rate Spread during the term of the Notes, including on the Final Valuation Date.

Historical Performance of the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate — January 2, 2013 to October 16, 2018

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Historical Performance of the Swap Rate Spread— January 2, 2013 to October 16, 2018

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts with respect to the Swap Rate Spread. Assuming this treatment is respected, upon a sale or exchange of the Notes (including redemption at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes. Although not free from doubt, this gain or loss should be treated as capital gain or loss and should be short-term capital gain or loss, whether or not you are an initial purchaser of Notes at the original issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date indicated on the cover of this document, which may be more than two business days following the Original Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two business days following the Original Trade Date, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

US$

BARCLAYS BANK PLC

Capital At-Risk Steepener Notes Due July 23, 2019 Linked to the Spread
between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED MARCH 30, 2018
AND THE PROSPECTUS SUPPLEMENT DATED JULY 18, 2016)